EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-227448 on Amendment No.1 to Form F-1 of our auditors’ report dated February 15, 2018, relating to the consolidated financial statements of Intellipharmaceutics International Inc. and its subsidiaries (the “Company”) for the years ended November 30, 2017 and 2016, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern), appearing in the Annual Report on Form 20-F of the Company for the year ended November 30, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ MNP LLP

Chartered Professional Accountants
Licensed Public Accountants
October 4, 2018
Toronto, Canada